Report of Independent Accountants

To the Board of Directors of:

International Equity Portfolio

EAFE Equity Index Portfolio

EAFE Equity Index Fund (Insurance Trust)

We have examined management's assertion concerning the compliance of International Equity Portfolio, EAFE Equity Index Portfolio and EAFE Equity Index Fund (Insurance Trust) (the "Funds") with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 28, 2000 included in its representation letter dated February 22, 2001. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management's representations about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 28, 2000:

  Count and inspection of all securities located in the vault of Deutsche Bank in New York;
  Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York, The Depository Trust Company, CREST, National Securities Depository Limited, Korea Securities Depository, Taiwan Securities Central Depository and CCASS. Reconciliation of the depository's position to custodian's records of the aggregate position for all clients, including the Funds:
  Confirmed all securities record-kept at banks with whom the Custodian and the Funds have contracted to provide sub-custodian services, including Allied Irish Bank Ireland, ABN AMRO Bank N.V. Netherlands, Australia and New Zealand Nominees Limited, Barclays Bank of Botswana, Banca Commerciale Italiana, Banco Espirito Santo S.A., Bank Austria AG, Citibank Budapest, Deutsche Bank Hong Kong, Deutsche Bank India, Deutsche Bank Korea, Deutsche Bank Taiwan, Deutsche Bank London, Den Danske Bank Denmark, Den Norske Bank Norway, Euroclear Norway, Generale Bank Belgium, Merita Nordbanken Group Finland, National Australia Bank Limited, National Bank of Egypt, National Bank of Greece, Osmanli Bankasi, A.S. Greece, Banque Paribas, Royal Bank of Canada, Sumitomo Bank Limited, Svenska Handelsbanken Sweden, Banco Santander Spain, UBS AG, Zurich, United Overseas Bank Malaysia, and United Overseas Bank Singapore.
  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
  Reconciliation of all such securities to the books and records of the Funds and the Custodian;
  Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank records;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion, as qualified, that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 28, 2000 with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

February 22, 2001